

September 22, 2015

Christine Sacco
Chief Financial Officer
Boulder Brands, Inc.
1600 Pearl Street – Suite 300
Boulder, CO 80302

> **Re:** **Boulder Brands, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 26, 2015**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2015**
> **Filed August 6, 2015**
> **Response Dated August 12, 2015**
> **File No. 1-33595**

Dear Ms. Sacco:

We have reviewed your August 12, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 30, 2015 letter.

Form 10-Q for the Fiscal Quarter Ended June 30, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Company Overview, page 21

1. Please provide further clarity with regard to the known trends disclosure you have included on page 21 of your quarterly report on Form 10-Q. For example, please define the term "velocities" and explain the significance of that term as it relates to your results of operations. Also, please provide additional context surrounding your characterization

of your Natural segment as "faster growing." In that regard, we note that second quarter net sales in your Natural segment decreased year-over-year.

Results of Operations, page 22

2.   We note your response to comment two from our letter dated July 30, 2015 that your disclosure now quantifies the impact price and volume changes had on each of your segments' net sales. Please expand your discussion further to discuss the underlying factors that contributed to the volume and price changes. Refer to Section 501.12b.4 of the Financial Reporting Codification for additional guidance.

3.   We note your effective income tax rate has significant variability between the periods presented. Please expand your discussion to provide investors with additional insight into the material factors impacting your effective tax rate for the three and six months ended June 30, 2015. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Kim Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Laura Nicholson, Senior Counsel, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director